UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Navios Maritime Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62267409

(CUSIP Number)

Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS Angeliki Frangou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,722,055 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,722,055 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,722,055 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The number of Common Units beneficially owned by Ms. Frangou includes 3,183,199 Common Units owned indirectly through N Shipmanagement Acquisition Corp., an entity affiliated with her, as well as 1,172,080 Common Units in aggregate owned indirectly through three other entities affiliated with her. In addition, Olympos Maritime Ltd., an entity affiliated with Ms. Frangou, is the general partner of the Issuer (the “General Partner”). As of February 13, 2024, the General Partner owns 622,296 general partnership units, representing an approximately 2.0% ownership interest in the Issuer based on all outstanding Common Units and general partnership units.

(2)	Based on 30,184,388 Common Units of the Issuer outstanding as of February 13, 2024, based on information provided by the Issuer.

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS N Shipmanagement Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,183,199
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,183,199
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,183,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 30,184,388 Common Units of the Issuer outstanding as of February 13, 2024, based on information provided by the Issuer.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed by Angeliki Frangou on October 26, 2021 (the “Original Schedule 13D”), as previously amended and supplemented by Amendment No. 1 filed on January 11, 2024, relating to the common units (“Common Units”) of Navios Maritime Partners L.P. (the “Issuer”). The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented to include the following:

Ms. Frangou intends, from time to time, to purchase, through one or more of her investment vehicles, Common Units, including in open market transactions, block trades or otherwise. Certain of these transactions may be made pursuant to trading plans that may be adopted by Ms. Frangou or one or more of her investment vehicles meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The timing to these transactions as well as the number and value of the Common Units that may be purchased will be determined by Ms. Frangou at her discretion and will depend on a variety of factors, including the market price of the Common Units, general market, industry and economic conditions, available liquidity, applicable legal requirements, the nature of other investment opportunities available, and other considerations. Ms. Frangou may also acquire beneficial ownership of Common Units through the acquisition of options in respect of the Common Units. Ms. Frangou is not assuming any obligation to purchase any minimum number of Common Units or subject her purchases to any maximum number of Common Units, and she may discontinue purchasing Common Units at any time without notice, in each case subject to applicable law. Ms. Frangou expects to fund any purchases or acquisitions of Common Units by using cash on hand held by her investment vehicles.

Ms. Frangou does not intend to purchase or acquire Common Units on any trading day during which the Issuer may be repurchasing Common Units in open market transactions.

Item 5. Interest in Securities of the Issuer.

This Amendment No. 1 amends and restates Item 5(a) and (b) of the Schedule 13D as set forth below:

(a) (b)

As of February 13, 2024, Ms. Frangou beneficially owned a total of 4,722,055 Common Units, or approximately 15.6% of the outstanding Common Units based on 30,184,388 Common Units of the Issuer outstanding as of February 13, 2024, based on information provided by the Issuer. The number of Common Units beneficially owned by Ms. Frangou includes 3,183,199 Common Units owned indirectly through N Shipmanagement Acquisition Corp., an entity affiliated with her, as well as 1,172,080 Common Units in aggregate owned indirectly through three other entities affiliated with her. In addition, as of February 13, 2024, Ms. Frangou beneficially owned 622,296 general partnership units, representing an approximately 2.0% ownership interest in the Issuer based on all outstanding Common Units and general partnership units, through her indirect ownership of the General Partner.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

/s/ Angeliki Frangou Angeliki Frangou

N Shipmanagement Acquisition Corp.

By:	/s/ Sofia Tavla
Name: Sofia Tavla
Title: Secretary